Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 2.a and 2.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 2.a.

> **Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?**
>
> **Yes/No**
>
> **If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).**

Yes

The following is a list of each foreign securities dealer Affiliate of LNI that may route orders to the H2O ATS, the country where its head office is located, and its registration category:

1. Liquidnet Asia Limited

Country of head office: Hong Kong

Registration category: Licensed by the Hong Kong Securities and Futures Commission to carry out Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities. Regulated by the Monetary Authority of Singapore as a Recognized Market Operator.

2. Liquidnet Australia Pty Ltd.

Country of head office: Australia

Registration category: Registered with the Australian Securities and Investments Commission as an Australian Financial Services Licensee.

3. Liquidnet Canada Inc.

Country of head office: Canada

Registration category: Authorized as an investment dealer (or equivalent) by the Ontario Securities Commission, Autorité des Marchés Financiers of Quebec and the British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick Securities Commissions. Operates the Liquidnet Canada ATS, which is also registered in these provinces. Member of and regulated by the Investment Industry Regulatory Organization of Canada.

4. Liquidnet EU Limited

Country of head office: Ireland

Registration category: Authorized and regulated by the Central Bank of Ireland as a MiFID II investment firm and MTF operator. Has obtained passport authority to transact business with customers in other European jurisdictions.

5. Liquidnet Europe Limited

Country of head office: England

Registration category: Investment firm authorized and regulated by the UK Financial Conduct Authority in the United Kingdom as a limited license firm and operator of two multilateral trading facilities. Has obtained passport authority to transact business with customers in other European jurisdictions. Licensed by the South Africa Financial Sector Conduct Authority as a Category 1 Financial Services Provider.

6. Liquidnet Japan Inc.

Country of head office: Japan

Registration category: Registered as a dealer by the Japanese Financial Services Agency. Member of the Japanese Securities Dealers Association and the Jasdec DVP Clearing Corp.

7. Liquidnet Singapore Pte Ltd

Country of head office: Singapore

Registration category: Registered with the Monetary Authority of Singapore as a Capital Markets Service Licensee for dealing in securities (introducing broker).

These Affiliates identified above (we refer to them as the LNI Affiliates) are not US-registered broker-dealers. Accordingly, they do not have MPIDs. The LNI Affiliates act as agent only, except in the limited case of a test trade requested by a participant. Any reference in this filing to LNI (except where LNI is being distinguished from the LNI Affiliates) includes the LNI Affiliates acting with respect to the participants in their respective regions.

The following types of orders are routed by the LNI Affiliates directly to the H2O ATS (MPID of LQNA):

* IOC and day orders on behalf of liquidity partners
* Broker block accepts.

Other orders from the LNI Affiliates are routed through LNI, the broker (MPID of LQNB).

LNI and Tullett Prebon Financial Services LLC (TPFS) are now both part of TP ICAP Group plc. Affiliate TPFS, a broker-dealer registered with the SEC and FINRA (MPID of COEX) may route IOC and day orders on an agency basis to the H2O ATS as a liquidity partner (LP), with the same access to liquidity and functionality as any third-party LP. The foreign LNI Affiliates identified above may similarly onboard TP ICAP Group foreign securities dealers as LPs in their respective regions.

Part II, Item 2.b.

> **If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?**
>
> **Yes/No**
>
> **If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.**

No

As a global institutional trading network, the Liquidnet system (referred to as the system) is structured to permit Members, customers and liquidity partners of the Affiliates to have equivalent access to the H2O ATS as Members, customers and liquidity partners of LNI.

If a participant located in a region outside the US transmits an order for an NMS stock, the system records that order as being routed by the LNI Affiliate in the participants region to LNI for execution. The participation criteria may vary based on the participants region, as described in the response to Item 2.b. of Part III.

As set forth above in response to Item 2.a. of this Part II, affiliate TPFS may route orders to the H2O ATS as a liquidity partner, with the same access to liquidity and functionality as any other liquidity partner.